Mail Stop 4561


								November 4, 2005



By U.S. Mail and Facsimile to (770) 830-2969

Steven J. Haack
Treasurer
WGNB Corp.
201 Maple Street
P.O. Box 280
Carrollton, Georgia  30117

Re:	WGNB Corp.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 28, 2005
	File No. 000-30805

Dear Mr. Haack:

      We have reviewed your response filed with the Commission on October 7, 2005, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Significant Accounting Policies
Derivative Instruments and Hedging Activities, page F-11
1. We note your response to comment 2 of our letter dated
September
26, 2005. Your response did not fully address the items requested in our comment. You have asserted that your hedge of FHLB convertible advances was designed to remain effective throughout its term, but you have not clearly explained the method you use to assess effectiveness. As previously requested, please provide us with the following with respect to your hedges of FHLB convertible advances:

* Clearly identify whether you use the long-haul method, the short-cut method or matched terms to assess the effectiveness of this hedging strategy.

* Describe the methods used to assess effectiveness and measure hedge ineffectiveness.

* If you apply the short-cut method of assessing hedge effectiveness, tell us how you determined that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

2. It is our understanding, based on your disclosure on page F-16, that the FHLB advances which you are hedging with an interest rate swap contain an early conversion option that allows the FHLB to convert the advances to a variable interest rate. Please provide us with the following information with respect to this conversion feature:

* Clearly explain what will happen to your advance in the event the conversion option is exercised by the FHLB. For example, explain whether your advance automatically converts to a variable rate advance or whether you can prepay the advance without penalty.

* Tell us whether the interest rate swap contains a call option that allows you to terminate the swap upon exercise of the conversion option by the FHLB.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Connell
								Senior Accountant

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Steven J. Haack
WGNB Corp.
November 4, 2005
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